N E W S R E L E A S E

May 23, 2013

Nevsun Announces Drilling Results From Northwest Zone Near Bisha Mine

Nevsun Resources Ltd. (TSX:NSU / NYSE MKT:NSU) is pleased to announce diamond drill results from resource definition drilling at the Northwest Zone, located 1.2 km from the Bisha processing plant.

HIGHLIGHTS

  Northwest Zone still open to south, north and at depth
  Additional parallel zone discovered but limited drilling to date
  Mineral Resource estimate and Bisha Mineral Reserve update in early 2014

Select High Grade Results Include:

  Hole NW-050 – 75.9 m @ 1.28% Cu and 0.18% Zn, from 131.1 m to 207.0 m in massive and stringer sulphide
  Hole NW-031 – 37.5 m @ 0.89% Cu and 4.13% Zn, from 96.0 m to 133.5 m in massive and stringer sulphide
  Hole NW-072 – 15.0 m @ 28.6 g/t Au from 38.0 m to 53.0 m in surficial weathered zone
  Hole NWDD-108 – 4.1 m @ 19.17% Cu from 64.9 m to 69.0 m in supergene-enriched massive sulphide

Bisha Mining Share Company (BMSC) has now completed the initial resource definition drilling program at its Northwest Zone located 1.2 km from its operating Bisha Mine.  In 2013, 15,890 meters of drilling was completed at the Northwest Zone.  This is in addition to 4,325 meters completed in 2011 and 13,520 meters completed in 2012.  The system remains open to the north, south and at depth but drilling efforts have now shifted to the Hambok deposit to support 2013 work requirements on the Mogoraib exploration license.

Complete assay results received to-date from 2011, 2012 and 2013 drilling are included at the end of the release.  Results from holes NWDD-129 – NWDD-201 are still outstanding but will be included in the maiden Mineral Resource Estimate.

Mineralization at the Northwest Zone is complex with a series of massive sulphide lenses hosted within altered felsic volcanic rocks.  Both the footwall and hangingwall contain copper and zinc-rich stringer sulphide mineralization.  Synvolcanic faulting and slumping associated with rhyolite cryptodomes and post volcanic faulting associated with regional deformation add complexity.  The massive sulphides have been exposed to weathering at surface, oxide zones have been developed that are locally enriched in gold and beneath these areas, supergene copper mineralization may also be present.  Core recovery is often poor in these zones as unconsolidated material is easily washed away and not recovered during the diamond drilling process.  A program of RC drilling will be completed in these areas to better define the oxide gold potential.

The mineralized system at the Northwest Zone is extensive and resource expansion opportunities remain to the north, south and at depth.  Further drilling is planned for the second half of 2013 to assess this potential.  In addition, to the east there is a parallel zone of massive sulphide that is only defined by limited drilling.  Further drilling on this new zone is also anticipated later in 2013.

Work for a maiden Mineral Resource Estimate at the Northwest Zone is in progress.  This work in conjunction with an economic assessment of the impact of the Northwest Zone is expected to be included in a Mineral Resource and Mineral Reserve estimate update for the entire BMSC operation anticipated for early 2014.

The Northwest Zone was discovered in 2003 by the diamond drilling of an airborne EM anomaly and follow-up ground geophysics, soil sampling and drilling from 2004 to 2006 defined a 600 meter long zone of massive and stringer sulphide mineralization. Further work was deferred from 2007 to 2010 while the Bisha deposit was being prepared for mining.

A program of in-fill drilling was started in late 2011 designed to fully delineate the open-pit potential of this Zone.  This drill program has now been completed.

Quality Assurance

A Quality Assurance/Quality Control program was part of the sampling program for the Northwest Zone work. This program includes a chain of custody whereby drill core samples are initially crushed and subsampled at the Bisha Mine preparation facilities before being transported to Asmara, sealed, and sent on to the laboratories of ALS Limited in Vancouver. ALS is accredited by the Standards Council of Canada. Multi-element analysis is completed using ICP-AES methods; gold is analyzed by fire assay with AAS finish. Certified reference material (standards), duplicates and blank samples are systematically inserted into the flow of core samples and results analyzed on a batch by batch basis.

Hole collars are surveyed using differential GPS; down hole survey was originally completed using the Reflex EZ shot method, now superseded with downhole gyro methods.

Mr. Paul Gribble C.Eng., FIMMM, BMSC’s Chief Resource Geologist has been overseeing the drilling and resource work at the Northwest Zone and is a Qualified Person as defined by NI 43-101.  Mr. Gribble has reviewed the technical content of this press release and approved its dissemination.

Forward Looking Statements

The above contains forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimated,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements concerning the Company’s current beliefs, plans and expectations about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks that: (i) any of the assumptions in the historical resource estimates turn out to be incorrect, incomplete, or flawed in any respect; (ii) the methodologies and models used to prepare the resource and reserve estimates either underestimate or overestimate the resources or reserves due to hidden or unknown conditions, (iii) exploration activities or the mine operations are disrupted or suspended due to acts of god, internal conflicts in the country of Eritrea, unforeseen government actions or other events; (iv) the Company experiences the loss of key personnel; (v) the Company’s operations are adversely affected by other political or military, or terrorist activities; (vi) the Company becomes involved in any material disputes with any of its key business partners, lenders, suppliers or customers; (vii) the Company is subjected to any hostile takeover or other unsolicited attempts to acquire control of the Company; (viii) the Company is subject to any adverse ruling in any of the pending litigation to which it is a party; or (ix) the Company incurs unanticipated costs as a result of the transition from the oxide phase of the Bisha mining operations to the copper phase in 2013; (x) are associated with the speculative nature of exploration activities, periodic interruptions to exploration, failure of drilling, processing and mining equipment, the interpretation of drill results and the estimation of mineral resources and reserves, changes to exploration and project plans and parameters and other risks are more fully described in the Company’s Management Discussion and Analysis for the fiscal year ended December 31, 2012, which is incorporated herein by reference.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements.

Please see the Company’s Annual Information Form for the fiscal year ended December 31, 2012, and the Company’s Management Discussion and Analysis for the year ended December 31, 2012, for a more complete discussion of the risk factors associated with our business.

Note to U.S. Investors

This news release uses the terms “reserves” and “resources” and derivations thereof.  These terms have the meanings set forth in Canadian

National Instrument 43-101 - Standards of Disclosure for Mineral Projects (NI 43-101) and the Canadian Institute of Mining, Metallurgy and Petroleum’s Classification System (CIM Standards). NI 43-101 and CIM Standards differ significantly from the requirements of the United States Securities and Exchange Commission (the SEC). Under SEC Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that is “part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination”.  In addition, the term “resource”, which does not equate to the term “reserve”, is not recognized by the SEC and the SEC’s disclosure standards normally do not permit the inclusion of information concerning resources in documents filed with the SEC, unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded. Accordingly, information concerning descriptions of mineralization and resources contained in this news release may not be comparable to information made public by US domestic companies subject to the reporting and disclosure requirements of the SEC.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is a Vancouver-based mining company with an operating mine in Eritrea.  Nevsun’s 60%-owned Bisha Mine commenced commercial gold production in February 2011 and is scheduled to transition to copper/gold production in mid-2013. Management expects the Bisha Mine will rank as one of the highest grade open pit base metal deposits in the world.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: nsu@kincommunications.com Website: www.nevsun.com

Northwest Zone intersections 2011 – 2013

Hole Id	From (m)	To (m)	Length (m)	Cu (%)	Zn (%)	Au (g/t)	Ag (g/t)	Mineralization Type M = MSUL M-S = Mixed S = SMSX/STSX
NW-027	91.5	94.5	3.0	0.99	0.06	0.7	19.0	S
NW-028	148.5	154.5	6.0	0.38	1.16	0.2	16.5	S
NW-029	63.0	76.5	13.5	0.18	1.60	0.1	16.7	S
and	109.5	115.5	6.0	0.07	2.20	0.0	5.8	S
and	147.0	153.0	6.0	0.75	0.08	0.1	8.3	M-S
and	192.0	198.9	6.9	0.02	3.84	0.1	14.9	M
NW-030	NSV
NW-031	96.0	133.5	37.5	0.89	4.13	0.2	35.6	M-S
including	100.5	118.5	18.0	0.81	3.62	0.3	33.2	M
including	121.5	132.2	10.7	1.28	6.89	0.3	52.8	M
NW-032	117.0	120.0	3.0	0.05	2.67	0.1	7.5	S
and	124.5	127.5	3.0	0.31	0.77	0.1	18.5	S
NW-033	81.0	84.0	3.0	0.55	0.32	0.1	16.5	S
and	102.0	105.0	3.0	0.09	2.25	0.0	3.0	S
and	156.0	160.5	4.5	1.18	0.12	0.2	10.7	M-S
and	186.0	189.0	3.0	0.02	0.03	6.3	60.5	M
NW-034	103.5	133.5	27.8	0.73	3.77	0.2	32.9	M
including	113.4	132.0	18.6	0.87	5.12	0.2	43.7	M
NW-035	192.5	196.5	4.0	1.82	2.18	0.3	31.8	S
NW-036	NSV
NW-037	Abandoned
NW-038	67.5	70.5	3.0	0.10	1.43	0.0	3.5	S
NW-039	55.5	71.0	15.5	1.81	0.78	1.1	47.6	M-S
including	55.5	63.0	7.5	3.07	0.13	0.3	57.3	M
NW-040	NSV
NW-041	74.0	78.0	4.0	1.28	0.10	0.0	2.4	S
and	140.0	146.0	6.0	0.94	0.08	0.2	3.5	M
and	160.0	165.0	5.0	0.90	0.07	0.1	2.6	M
NW-042	99.0	103.0	4.0	0.84	0.73	0.1	13.0	S
and	104.0	108.0	4.0	0.25	0.98	0.0	4.3	S
and	207.0	210.6	3.6	0.44	9.59	0.3	17.3	M
and	215.0	220.0	5.0	0.01	3.51	0.1	8.4	S
NW-043	100.7	149.3	48.6	0.67	3.47	0.3	30.1	M
including	109.0	112.0	3.0	1.49	2.94	0.5	73.0	M
including	120.0	123.0	3.0	0.30	5.11	0.4	44.0	M
including	128.0	136.0	8.0	0.44	8.00	0.2	21.3	M
NW-044	NSV
NW-045	55.0	81.0	26.0	1.10	0.01	0.1	13.5	M
including	56.0	68.0	12.0	1.48	0.01	0.1	17.6	M
and	90.5	104.0	13.5	1.00	0.02	0.8	9.8	M
including	95.0	103.0	8.0	1.34	0.01	0.2	11.1	M
NW-046	116.0	124.5	8.5	0.08	1.41	0.7	16.7	M
NW-047	123.0	133.0	10.0	0.67	0.03	0.2	3.9	S
and	143.2	148.5	5.3	0.86	0.04	1.4	7.5	M
NW-048	NSV
NW-049	152.0	169.0	17.0	1.45	0.02	0.2	6.1	M-S
including	155.0	160.5	5.5	1.84	0.02	0.2	7.4	M
and	171.0	174.0	3.0	0.82	0.02	0.0	3.3	S
NW-050	131.1	207.0	75.9	1.28	0.18	0.2	10.1	M-S
including	132.0	150.0	18.0	2.34	0.23	0.2	14.2	M
including	152.9	157.0	4.1	1.29	0.12	0.1	10.5	M
including	162.0	168.0	6.0	1.12	0.21	0.1	15.0	M

Hole Id	From (m)	To (m)	Length (m)	Cu (%)	Zn (%)	Au (g/t)	Ag (g/t)	Mineralization Type M = MSUL M-S = Mixed S = SMSX/STSX
including	185.0	189.0	4.0	1.23	0.12	0.1	8.8	M
including	194.0	201.2	7.2	1.12	0.10	0.2	7.6	M
NW-051	NSV
NW-052	192.0	203.0	11.0	1.00	0.09	0.2	7.3	S
NW-053	NSV
NW-054	NSV
NW-055	130.0	158.0	28.0	0.69	1.37	0.1	11.1	S
including	148.0	152.0	4.0	0.33	5.91	0.1	20.0	S
NW-056	NSV
NW-057	88.7	92.0	3.3	0.01	0.61	6.0	18.8	S
and	105.0	137.0	32.0	1.01	1.41	0.5	10.1	M-S
including	106.0	110.0	4.0	1.21	0.49	2.1	9.5	M
including	114.0	128.0	14.0	1.07	2.80	0.1	11.8	M
NW-058	61.0	66.0	5.0	1.59	0.01	0.1	10.6	S
and	82.0	113.2	31.2	1.26	0.02	0.5	9.7	M
including	84.0	95.0	11.0	1.80	0.01	0.1	9.8	M
including	101.0	105.0	4.0	1.30	0.02	1.2	7.8	M
including	108.0	112.0	4.0	1.71	0.03	0.5	10.8	M
NW-059	100.0	131.0	29.0	0.69	0.11	1.7	10.5	M-S
including	100.0	109.0	9.0	0.68	0.20	0.1	9.1	M
including	124.0	131.0	7.0	0.79	0.07	0.9	8.8	M-S
NW-060	120.7	124.0	3.3	0.58	2.38	0.2	41.5	M
NW-061	132.0	135.0	3.0	0.01	2.99	0.5	27.7	S
NW-062	NSV
NW-063	NSV
NW-064	NSV
NW-065	133.0	140.0	7.0	0.84	2.19	0.4	24.9	M-S
NW-066	158.8	163.0	4.2	1.03	0.38	0.1	17.0	S
and	190.0	197.9	7.9	0.26	2.01	1.5	20.6	M-S
NW-067	NSV
NW-069	NSV
NW-070	NSV
NW-071	75.0	88.0	13.0	2.60	0.71	0.1	37.5	M-S
including	76.3	87.0	10.7	3.02	0.78	0.2	39.9	M-S
NW-072	38.0	53.0	15.0	0.00	0.02	28.6	9.7	S
	50.0	53.0	3.0	0.00	0.02	41.6	13.0	S
NW-073	NSV
NW-074	77.0	80.0	3.0	0.13	2.60	0.0	3.3	S
NW-075	NSV
NW-076	NSV
NW-077	137.5	139.1	1.6	0.12	3.32	0.5	22.0	M
and	160.0	164.0	4.0	0.09	0.32	1.8	14.5	S
NW-078	134.0	137.0	3.0	0.50	0.80	0.3	28.7	S
NW-079	Abandoned
NW-080	NSV
NW-081	139.0	147.0	8.0	1.69	0.30	0.2	18.8	S
and	164.5	168.5	4.0	0.57	0.03	0.5	20.5	S
and	268.0	274.0	6.0	0.28	1.78	0.3	23.3	M
NW-082	NSV
NW-083	175.0	206.0	31.0	0.82	0.03	0.1	3.0	M-S
NW-084	85.0	122.0	37.0	1.62	0.14	0.1	13.0	M
and	184.0	195.8	11.8	0.55	5.17	1.7	39.1	M-S
NW-085	Abandoned
NW-086*	50.0	59.0	9.0	0.00	0.02	65.8	4.7	Oxide

Hole Id	From (m)	To (m)	Length (m)	Cu (%)	Zn (%)	Au (g/t)	Ag (g/t)	Mineralization Type M = MSUL M-S = Mixed S = SMSX/STSX
NW-087	170.0	176.0	6.0	0.07	3.45	0.1	28.5	S
and	192.0	195.0	3.0	0.06	2.32	0.1	22.0	S
NW-088	60.0	64.5	4.5	0.79	0.05	0.1	4.7	M
NW-089	53.0	56.5	3.5	0.00	0.06	7.4	44.2	S
and	92.0	96.0	4.0	0.87	0.01	0.1	15.5	M
and	108.0	119.0	11.0	0.91	0.05	0.1	6.3	M-S
NW-090	215.0	236.0	21.0	0.91	0.03	0.7	5.3	M-S
NW-091	NSV
NW-092	NSV
NW-093	50.0	55.0	5.0	0.01	0.09	19.4	25.6	Oxide
and	71.0	75.0	4.0	0.90	0.01	0.1	9.3	M
NW-094	67.0	70.0	3.0	0.05	1.69	0.0	18.3	S
and	87.0	91.0	4.0	0.37	1.03	0.1	14.3	S
and	156.0	180.0	24.0	1.38	0.06	0.3	7.3	M
NW-095	109.6	146.5	36.9	1.19	0.18	0.2	10.2	M
NW-096	68.0	72.0	4.0	0.01	0.01	2.7	19.0	M
NW-097	105.0	135.0	30.0	1.54	0.21	0.4	11.2	M
and	143.0	147.0	4.0	0.50	0.23	0.3	3.0	M
and	154.0	174.0	20.0	0.90	0.42	0.2	6.9	M
and	193.0	203.0	10.0	0.67	0.21	0.4	5.6	M-S
and	211.7	223.0	11.4	0.51	0.07	7.0	21.2	S
NW-098	71.0	91.0	20.0	2.39	0.01	0.3	10.7	M
and	141.0	157.5	16.5	0.60	0.18	0.3	27.0	M
and	172.0	178.0	6.0	0.59	0.03	0.7	10.3	S
NW-099	NSV
NWDD100	157.8	172.6	14.8	0.92	1.35	0.4	13.8	M
NWDD101	105.5	116.9	11.4	1.27	2.01	0.4	19.5	M
NWDD102	147.0	154.0	7.0	0.67	0.30	0.3	10.4	M
and	162.0	171.0	9.0	0.74	1.68	3.0	12.9	M
NWDD103	NSV
NWDD104	Abandoned
NWDD105	64.0	85.0	21.0	2.16	0.01	0.1	6.5	M
NWDD106	103.0	131.9	28.9	0.22	3.65	0.3	20.7	M-S
NWDD107	103.0	124.4	21.4	0.87	1.24	0.1	11.5	M
NWDD108	64.9	69.0	4.1	19.17	0.07	0.1	33.3	M
and	79.5	84.0	4.5	2.06	0.02	0.0	7.5	M
and	245.0	248.0	3.0	0.06	4.35	0.2	5.3	S
NWDD109	NSV
NWDD110	114.3	118.2	3.9	0.59	6.42	0.3	20.3	M
NWDD111	NSV
NWDD112	7.5	28.5	21.0	0.03	0.01	1.9	1.4	Oxide
and	76.5	91.6	15.1	1.39	0.01	0.1	6.7	M
NWDD113	149.0	165.3	16.3	0.78	0.02	1.6	0.2	M
NWDD114	66.0	90.9	24.8	1.64	0.02	0.2	16.5	M-S
NWDD115	NSV
NWDD116	64.0	77.8	13.8	0.96	0.01	0.1	15.1	M
and	86.2	89.9	3.7	0.68	0.01	0.1	9.3	M-S
NWDD122	79.5	109.0	29.5	1.57	0.02	0.2	15.2	M
NWDD123	56	60	4	0.1	3.82	0.1	8.3	S
NWDD124	109.0	149.6	40.6	1.16	0.98	0.2	12.4	M
NWDD126	119.0	123.0	4.0	0.78	0.02	0.1	2.9	S
and	129.0	134.0	5.0	0.90	0.02	0.1	2.4	S
NWDD127	105.0	110.0	5.0	0.77	0.45	0.2	10.2	S
and	132.0	147.0	15.0	0.98	0.07	0.3	8.8	M-S

Hole Id	From (m)	To (m)	Length (m)	Cu (%)	Zn (%)	Au (g/t)	Ag (g/t)	Mineralization Type M = MSUL M-S = Mixed S = SMSX/STSX
and	177.0	180.0	3.0	0.60	0.16	0.2	4.7	S
NWDD128	107.0	113.9	6.9	0.94	0.01	0.1	3.8	M
and	127.0	133.0	6.0	0.86	0.02	0.1	1.9	S
and	142.0	146.0	4.0	0.96	0.02	0.1	1.8	S

* This hole experienced poor drill recovery in the oxide zone

Northwest Zone collars 2011 – 2013

Hole ID	Depth	Azimuth1	Dip1	Local_X	Local_Y	Local_Z
NW-027	210.0	315	-50	10496	20073	554.7
NW-028	303.0	315	-50	10523	20121	555.7
NW-029	237.0	315	-55	10486	20120	555.3
NW-030	95.0	315	-45	10416	20171	555.6
NW-031	153.0	315	-45	10403	20195	555.4
NW-032	256.4	315	-45	10526	20147	556.1
NW-033	199.5	315	-50	10490	20144	555.8
NW-034	150.0	315	-45	10417	20170	555.7
NW-035	250.5	315	-45	10489	20197	555.9
NW-036	22.5	315	-50	10514	20199	556.7
NW-037	139.0	135	-50	10455	20299	555.8
NW-038	279.0	315	-50	10514	20197	557.7
NW-039	117.0	315	-55	10412	20120	556.0
NW-040	27.8	135	-50	10300	20222	554.9
NW-041	240.0	135	-50	10300	20222	554.9
NW-042	261.0	315	-45	10506	20171	556.1
NW-043	210.0	135	-50	10247	20219	553.3
NW-044	150.0	135	-50	10453	20446	555.5
NW-045	126.0	135	-50	10340	20496	554.6
NW-046	257.5	135	-50	10241	20294	553.5
NW-047	240.0	135	-50	10286	20396	553.9
NW-048	145.0	135	-50	10233	20346	553.9
NW-049	256.5	135	-50	10248	20395	553.3
NW-050	234.0	135	-50	10240	20495	553.6
NW-051	285.0	135	-50	10207	20599	553.9
NW-052	270.0	135	-50	10242	20600	554.0
NW-053	315.0	135	-50	10193	20648	554.1
NW-054	321.0	135	-50	10229	20650	554.8
NW-055	273.0	135	-50	10285	20602	554.6
NW-056	152.0	135	-50	10188	20545	553.4
NW-057	218.0	135	-50	10328	20603	555.0
NW-058	216.0	135	-50	10325	20398	554.1
NW-059	234.0	135	-50	10304	20498	554.2
NW-060	158.0	315	-50	10468	20078	554.3
NW-061	209.0	315	-50	10528	20074	555.1
NW-062	98.0	315	-55	10381	20118	555.8
NW-063	152.0	135	-45	10375	20193	555.4
NW-064	196.0	135	-50	10305	20243	555.6
NW-065	263.0	135	-50	10246	20250	553.2
NW-066	260.0	135	-50	10202	20232	552.9
NW-067	185.0	135	-50	10262	20271	553.7
NW-068	20.0	135	-50	10214	20314	553.1
NW-069	145.2	90	-50	10139	20321	552.5
NW-070	83.0	315	-45	10414	20085	555.4

Hole ID	Depth	Azimuth1	Dip1	Local_X	Local_Y	Local_Z
NW-071	204.0	135	-50	10269	20297	554.0
NW-072	56.0	135	-50	10376	20216	555.2
NW-073	224.0	135	-50	10228	20324	553.3
NW-074	159.0	135	-50	10298	20274	555.0
NW-075	123.0	135	-50	10338	20274	555.1
NW-076	158.0	135	-50	10374	20270	554.9
NW-077	254.0	135	-50	10215	20312	553.3
NW-078	155.2	135	-50	10376	20243	555.3
NW-079	65.0	135	-45	10472	20195	555.7
NW-080	228.5	135	-50	10273	20320	553.7
NW-081	278.0	315	-50	10530	20174	556.2
NW-082	173.0	135	-50	10317	20319	554.6
NW-083	224.0	135	-50	10233	20371	553.1
NW-084	221.0	315	-45	10472	20195	555.7
NW-085	20.0	135	-50	10365	20368	554.7
NW-086	122.0	135	-50	10366	20369	554.8
NW-087	293.0	315	-50	10561	20139	557.7
NW-088	144.0	135	-50	10362	20324	554.8
NW-089	143.0	135	-50	10321	20481	554.2
NW-090	275.0	135	-50	10198	20400	553.1
NW-091	143.0	135	-50	10407	20326	555.2
NW-092	29.0	135	-50	10358	20477	554.5
NW-093	164.0	135	-50	10358	20478	554.6
NW-094	242.0	135	-50	10244	20424	553.5
NW-095	248.0	135	-50	10284	20426	553.8
NW-096	134.0	135	-50	10377	20502	554.8
NW-097	248.0	135	-50	10247	20533	553.5
NW-098	200.0	135	-50	10286	20530	554.0
NW-099	79.0	315	-50	10614	20612	564.5
NWDD100	237.0	135	-50	10300	20700	555.2
NWDD101	183.0	135	-50	10349	20700	556.8
NWDD102	258.0	135	-50	10286	20625	554.9
NWDD103	149.0	315	-50	10400	20100	555.6
NWDD104	61.0	135	-50	10326	20625	554.8
NWDD105	163.5	135	-50	10381	20650	556.6
NWDD106	154.5	315	-50	10450	20100	555.2
NWDD107	205.5	135	-50	10340	20648	555.7
NWDD108	259.5	135	-50	10275	20225	553.8
NWDD109	148.5	135	-50	10396	20755	557.1
NWDD110	197.0	135	-50	10349	20754	556.0
NWDD111	253.0	135	-50	10275	20250	554.4
NWDD112	154.5	135	-50	10375	20675	557.0
NWDD113	205.0	135	-50	10300	20675	555.3
NWDD114	160.5	135	-50	10365	20627	556.1
NWDD115	151.5	315	-50	10350	20200	555.4
NWDD116	167.6	135	-50	10370	20600	555.7
NWDD117	151.5	315	-50	10370	20175	555.2
NWDD118	237.0	135	-50	10322	20624	554.9
NWDD119	111.0	135	-50	10341	20300	554.8
NWDD120	193.5	135	-50	10301	20296	554.5
NWDD121	84.0	135	-50	10381	20575	555.7
NWDD122	199.5	135	-50	10340	20575	555.3
NWDD123	223.5	315	-50	10479	20152	556.0
NWDD124	259.5	135	-50	10301	20575	554.9
NWDD125	51.0	135	-50	10350	20350	554.7
NWDD126	223.5	135	-50	10300	20350	554.1
NWDD127	274.5	135	-50	10260	20575	555.0
NWDD128	247.5	135	-50	10281	20375	553.6

NORTHWEST PROJECT DRILLHOLES
338500
338750
339000
1718000
1717750
1717500
NW-050
NWDD108
NW-072
NW-031
Northwest Zone
Eastern Massive Sulphide
Bisha Mine 2 km
N
0 25 50 100 150 200 m
WGS 1984 UTM Zone 37 N
Drillhole
Northwest DH
Northwest DH Highlights
Mineralized Zones
Massive Sulphide
Stringer Zone
Base Layers
Road
River
1m Contour
Date: May 22, 2013